UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 January 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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UNITED UTILITIES PLC

UNITED UTILITIES NAMED AS ONE OF THE PREFERRED

BIDDERS FOR SCOTTISH WATER CONTRACT

United Utilities Contract Solutions, the group’s non-regulated asset management business, has been named as one of the preferred bidders on a contract to provide asset management services to Scottish Water from April 2003.

The four year contract to deliver Scottish Water’s £1.8 billion capital programme is expected to be managed by United Utilities, in partnership with Galliford Try; Stirling Water, which includes Thames Water, MJ Gleeson and Alfred McAlpine; and Scottish Water.

The partnership is expected to be responsible for the delivery of Scottish Water’s capital investment requirements, which will ensure continued drinking water quality improvements and the protection of Scotland’s rivers and beaches.

It is hoped that, following the completion of commercial and legal negotiations and the necessary ministerial approval, contracts will be signed by early April 2003.

John Roberts, Chief Executive of United Utilities, said:

"We are delighted to have been named as one of the preferred bidders for this contract, which further confirms United Utilities as the major player in the UK outsourced utility asset management market.

"The contract with Scottish Water would be the third ground-breaking utility outsourcing contract won by United Utilities, following our success in securing the £450 million operating and maintenance contract for Welsh Water, and the £225 million contract for the provision of metering services with British Gas Trading.

"This represents a further step in the implementation of our strategy of focusing on delivering returns from our asset management expertise."

United Utilities’ Contacts:

John Roberts, Chief Executive 01925 237000

Simon Batey, Finance Director 01925 237000

Simon Bielecki, Investor Relations Manager 07810 157649

Notes

United Utilities Contract Solutions combines the core skill of asset management in the regulated businesses of United Utilities with the commercial skills of its international operations, to compete for operations and maintenance outsourcing opportunities in the UK and carefully selected overseas markets.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 31 January, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
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